                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549


                                   FORM 11-K


(Mark One)
           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     X     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
  ------
For the fiscal year ended December 31, 1995

                                       OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
 -------

For the transition period from                  to
                               ----------------    ----------------

                         Commission file number 1-3950



                            FORD CREDIT SAVINGS PLAN
                            (Full title of the plan)


                               FORD MOTOR COMPANY
                               The American Road
                            Dearborn, Michigan 48121


                     (Name of issuer of the securities held
                    pursuant to the plan and the address of
                        its principal executive office)

REQUIRED INFORMATION

     Financial Statements

     Statement of Net Assets Available for Benefits, as of
December 31, 1995 and 1994.

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1995.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1995.

     Schedule II - Reportable Transactions for the Year Ended
December 31, 1995.


Exhibit

Designation              Description           Method of Filing

Exhibit 23            Consent of Coopers    Filed with this Report.
                       & Lybrand L.L.P.


                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Credit Savings Plan Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                  FORD CREDIT SAVINGS PLAN


                                  By:  /s/R. A. Konst
                                       -------------------------------------
                                          R. A. Konst, Member
                                          Ford Credit Savings Plan Committee




June 27, 1996

                            FORD CREDIT SAVINGS PLAN

                                 ANNUAL REPORT

                     FOR THE YEAR ENDED DECEMBER  31, 1995

   FILED PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FORD CREDIT SAVINGS PLAN
CONTENTS

                                                                          PAGES


 Report of Independent Accountants........................................   2

 Financial Statements:
    Statements of Net Assets Available for Plan
        Benefits as of December 31, 1995 and 1994......................... 3-4

    Statement of Changes in Net Assets Available for Plan
        Benefits for the year ended December 31, 1995.....................   5

    Notes to Financial Statements........................................ 6-10

 Supplemental Schedules:

    Schedule I - Item 27a - Schedule of Assets Held for Investment
        Purposes as of December 31, 1995..................................  11

    Schedule II - Item 27d - Schedule of Reportable Transactions for the
        Year Ended December 31, 1995......................................  12

REPORT OF INDEPENDENT ACCOUNTANTS

To the Boards of Directors of
Ford Motor Company and
Ford Motor Credit Company:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Ford Credit Savings Plan as of December 31, 1995 and 1994, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Ford Credit Savings Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Credit Savings Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The fund information in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets and changes in net assets for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.



Detroit, Michigan
June 21, 1996

FORD CREDIT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS as of December 31, 1995


                                   FORD                                      GROWTH     INTERMEDIATE   RETIREMENT
                                   STOCK         INCOME       MAGELLAN      COMPANY         BOND         MONEY
                                   FUND           FUND          FUND          FUND          FUND         MARKET
                               -------------  ------------  ------------  ------------  ------------  ------------

Assets:
  Loan funds receivable
  Investments (at fair value):
    Money market                                                                                      $ 19,338,703
    Corporate stock            $ 152,285,870
    Registered Investment Co.                               $ 29,641,895  $ 18,905,218   $ 7,938,416
    Deposits with bank and
        insurance companies
        under group contracts                 $ 23,258,299
                               -------------  ------------  ------------  ------------  ------------  ------------

    Total assets               $ 152,285,870  $ 23,258,299  $ 29,641,895  $ 18,905,218   $ 7,938,416  $ 19,338,703
                               ============   ============  ============  ============  ============  ============

    Net assets available
        for plan benefits      $ 152,285,870  $ 23,258,299  $ 29,641,895  $ 18,905,218   $ 7,938,416  $ 19,338,703
                               ============   ============  ============  ============  ============  ============



                                  U. S.
                                 EQUITY        LOAN       OVERSEAS
                               INDEX POOL      FUND         FUND         OTHER         TOTAL
                              ------------  -----------  -----------  -----------  -------------

Assets:
  Loan funds receivable                      $ 8,110,134                              $ 8,110,134
  Investments (at fair value):
    Money market                                                                       19,338,703
    Corporate stock                                                                   152,285,870
    Registered Investment Co.  $ 19,064,021               $ 2,705,308  $ 5,901,162     84,156,020
    Deposits with bank and
        insurance companies
        under group contracts                                                          23,258,299
                               ------------  -----------  -----------  -----------  -------------

    Total assets               $ 19,064,021  $ 8,110,134  $ 2,705,308  $ 5,901,162  $ 287,149,026
                               ============  ===========  ===========  ===========  =============

    Net assets available
        for plan benefits      $ 19,064,021  $ 8,110,134  $ 2,705,308  $ 5,901,162  $ 287,149,026
                               ============  ===========  ===========  ===========  =============


The accompanying notes are an integral
part of the financial statements.

FORD CREDIT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS as of December 31, 1994




                                     FORD                                      GROWTH     INTERMEDIATE
                                     STOCK         INCOME       MAGELLAN      COMPANY         BOND
                                     FUND           FUND          FUND          FUND          FUND
                                -------------  ------------  ------------  ------------  ------------

Assets:
  Loan funds receivable
  Investments (at fair value):
    Money market
    Corporate stock             $ 138,044,343
    Registered Investment Co.                               $ 19,171,429  $ 11,295,485   $ 6,476,169
    Deposits with bank and
      insurance companies
      under group contracts                   $ 22,657,169
                              - ------------  ------------  ------------  ------------  ------------

    Total assets               $ 138,044,343  $ 22,657,169  $ 19,171,429  $ 11,295,485   $ 6,476,169
                               =============  ============  ============  ============  ============

    Net assets available
      for plan benefits        $ 138,044,343  $ 22,657,169  $ 19,171,429  $ 11,295,485   $ 6,476,169
                               =============  ============  ============  ============  ============




                                 RETIREMENT      U. S.
                                   MONEY         EQUITY        LOAN       OVERSEAS
                                   MARKET      INDEX POOL      FUND         FUND          TOTAL
                               ------------  ------------  -----------  -----------  -------------

Assets:
  Loan funds receivable                                    $ 6,578,103                 $ 6,578,103
  Investments (at fair value):
    Money market               $ 11,403,713                                             11,403,713
    Corporate stock                                                                    138,044,343
    Registered Investment Co.                $ 14,161,113               $ 2,393,731     53,497,927
    Deposits with bank and
      insurance companies
      under group contracts                                                             22,657,169
                               ------------  ------------  -----------  -----------  -------------

    Total assets               $ 11,403,713  $ 14,161,113  $ 6,578,103  $ 2,393,731  $ 232,181,255
                               ============= ============  ===========  ===========  =============

    Net assets available
      for plan benefits        $ 11,403,713  $ 14,161,113  $ 6,578,103  $ 2,393,731  $ 232,181,255
                               ============= ============  ===========  ===========  =============




The accompanying notes are an integral  part of the financial statements.

FORD CREDIT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the year ended December 31, 1995



                                            FORD                                      GROWTH     INTERMEDIATE   RETIREMENT
                                            STOCK         INCOME       MAGELLAN      COMPANY         BOND         MONEY
                                            FUND           FUND          FUND          FUND          FUND         MARKET
                                        -------------  ------------  ------------  ------------  ------------  ------------

Interest and dividend income              $ 6,175,702   $ 1,431,209   $ 1,670,398     $ 841,794     $ 446,258     $ 934,170

Net appreciation (depreciation)
    in fair value of
    investments                             6,104,286                   5,448,193     3,737,948       396,948

Loan repayment (principal)                  1,336,662        36,203       492,040       238,793       169,630       248,047

Loan repayment (interest)                     228,367         3,377        88,840        40,758        25,821        48,172


Loan funds transferred (out) in            (1,841,677)                 (1,035,430)     (394,520)     (241,181)     (417,149)

Contributions:
    Employees                               6,824,174       426,826     3,222,957     1,969,691       815,585     1,477,462
    Company matching                       10,708,202


Withdrawal of participants' accounts       (3,291,239)     (300,005)     (600,015)     (300,118)     (220,096)     (863,323)

Net transfers between funds               (12,002,950)     (996,480)     1,183,483     1,475,387        69,282    6,507,611
                                        -------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets
    for the period                         14,241,527       601,130    10,470,466     7,609,733     1,462,247     7,934,990

Net assets, beginning of year             138,044,343    22,657,169    19,171,429    11,295,485     6,476,169    11,403,713
                                        -------------  ------------  ------------  ------------  ------------  ------------

    Net assets, end of year             $ 152,285,870  $ 23,258,299  $ 29,641,895  $ 18,905,218   $ 7,938,416  $ 19,338,703
                                        =============  ============  ============  ============  ============  ============




                                                     U. S.
                                                     EQUITY         LOAN        OVERSEAS
                                                   INDEX POOL       FUND          FUND         OTHER         TOTAL
                                                  ------------  -------------  -----------  -----------  -------------

Interest and dividend income                                                      $ 59,651    $ 317,156   $ 11,876,338

Net appreciation (depreciation) in fair
    value of investments                           $ 5,220,470                     135,488      243,399     21,286,732

Loan repayment (principal)                             230,352   $ (2,801,239)      27,556       21,956        -

Loan repayment (interest)                               40,891                       5,648        4,526        486,400


Loan funds transferred (out) in                       (353,690)     4,370,400      (55,892)     (30,861)        -

Contributions:
    Employees                                          962,076         18,600      412,540      497,624     16,627,535
    Company matching                                                                                        10,708,202


Withdrawal of participants' accounts                  (226,544)       (55,730)    (100,648)     (59,718)    (6,017,436)

Net transfers between funds                           (970,647)                   (172,766)   4,907,080        -
                                                  ------------  -------------  -----------  -----------  -------------

  Net increase (decrease) in net assets
    for the period                                   4,902,908      1,532,031      311,577    5,901,162     54,967,771

Net assets, beginning of year                       14,161,113      6,578,103    2,393,731       -         232,181,255
                                                  ------------  -------------  -----------  -----------  -------------

    Net assets, end of year                       $ 19,064,021    $ 8,110,134  $ 2,705,308  $ 5,901,162  $ 287,149,026
                                                  ============    ===========  ===========  ===========  =============




The accompanying notes are an integral part of the financial statements.

FORD CREDIT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   ACCOUNTING POLICIES:

     a. INVESTMENTS: The investment in the Ford Stock Fund, representing shares of Ford Motor Company Common Stock ("Company Stock") and other investments, and the investments in all other funds except the Income Fund are valued on the basis of established year-end market prices. Investments in the Income Fund are stated at contract value which approximates market.

     b. LOANS: The Ford Credit Savings Plan (the "Plan") includes provisions allowing participants to apply for and receive a loan from the Plan in an amount not exceeding in the aggregate (a) the value, at any time of any such loan, of the securities, cash (except any amount credited to a participants income fund subaccount), and cash value of investments in his or her before-tax savings account that are attributable to before-tax savings contributions made on his or her behalf and that the member shall have designated to be used to provide the amount of the loan; (b) 50 percent of the value of all assets credited to the member's account under the Plan, excluding unvested Company matching contributions, or (c) $50,000. The interest rate of the loan is based on the prime rate at the time the loan is granted. The entire amount of the loan and the related interest must be repaid not later than 60 months after the month in which the loan is effective.

     c. CONTRIBUTIONS: Contributions to the Ford Credit Savings Plan (the "Plan") from employees and from Ford Motor Credit Company (the "Company" or "Ford Credit") are recorded in the period that payroll deductions are made from plan participants.

     d. OTHER: Purchases and sales of securities are reflected on a trade-date basis. Gains and losses on sales of securities are based on identified cost.

        Dividend income is recorded on the ex-dividend date; income from other investments is recorded as earned.

        The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     e. ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

2.   DESCRIPTION OF THE PLAN:

     The Plan became effective July 1, 1993. At that date, assets relating to employees of Ford Credit, who previously participated in the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (" Ford SSIP") were transferred into the Plan.

     Following is a brief description of the Plan. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself.

     a. TYPE AND PURPOSE OF THE PLAN: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees and to provide them with an opportunity to become stockholders of Ford Motor Company. The Plan includes provisions for voting shares of Company Stock.

     b. ELIGIBILITY: With certain exceptions, regular full-time salaried employees having at least 12 months of continuous service are eligible to participate in the Plan. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary.

     c. CONTRIBUTIONS: The Plan has both before-tax and after-tax savings components. Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in base salary up to 15 percent with a corresponding contribution, defined below, made to the Plan by the Company on their behalf. Subject to limitations imposed by the Internal Revenue Code, participants may also contribute up to 10 percent of their base salaries to the regular savings feature of the Plan on an after-tax basis. The investment programs are the same for all savings contributions.

         All of the Company matching contributions are invested in shares of Ford Motor Company stock.

         For the years ended December 31, 1995 and 1994, the Company matched 100 percent of each dollar contributed up to 4 percent of each participant's base salary. In addition to the 100 percent match, the Company matched 50 percent of the next 4 percent of each contributing participant's base salary.

    d. TRANSFER OF ASSETS: The Plan permits the transfer of assets among investment elections, with certain restrictions related to transfers from the Income Fund, as described below.

     e. INVESTMENT PROGRAMS AND PARTICIPATION: Participant contributions are invested in accordance with the participant's election in one or more of several investment programs. The types of investment programs and the approximate number of participants in each program in December 1995 and 1994 were as follows:


                                                              1995   1994

Ford Stock Fund                                               6,400  6,200
Fidelity Retirement Money Market Portfolio                    1,700  1,200
Income Fund                                                   4,000  4,200
Fidelity Intermediate Bond Fund                               1,600  1,700
Fidelity U.S. Equity Index Commingled Pool                    1,900  1,900
Fidelity Magellan Fund                                        3,800  3,600
Fidelity Growth Company Fund                                  2,700  2,700
Fidelity Overseas Fund                                          600    600
Fidelity Asset Manager Fund                                     100    -
Fidelity Puritan Fund                                           200    -
Fidelity Contrafund                                             400    -

          At December 31, 1995 and 1994, approximately 6,500 and 6,200 participants, respectively, had assets in the Plan.

          Participants may elect to contribute to an Income Fund placed with an insurance company or bank. The insurance company or bank agrees to repay the principal and a stipulated rate of interest over a specified time period. Contributions to the Income Fund may not be transferred to other funds until the contract expires. Contributions to the 1995 Income Fund were placed with John Hancock Mutual Life Insurance Co., at an annual effective interest rate of 8.07 percent. Contributions to the Income Fund in 1994 were placed with Prudential Insurance Company of America ("Prudential") at an annual effective interest rate of 4.94 percent. Contributions to the Income Fund in 1993 were placed with Lehman Government Securities, Inc. at an annual effective interest rate of 5.49 percent. Contributions to the Income Fund in 1992 were placed with Prudential at an annual effective interest rate of 7.03 percent. Effective June 30, 1995, assets in the Income Fund for 1992 were transferred to other investment programs, including the Income
          Fund for 1995 based on participants' elections.   Participants may not
          take out a participant loan against money in the Income Fund. Participants in the Income Fund may not withdraw from this fund before expiration of the contracts unless the participant is no longer employed by Ford Credit.

          The "Other" column in the Statement of Plan Assets Available for Plan Benefits and the Statement of Changes in Plan Assets Available for Plan Benefits is comprised of plan assets invested in the Asset Manager Fund, Contrafund and Puritan Fund. Investment details as of December 31, 1995 are set forth in Supplemental Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes.

     f. VESTING AND DISTRIBUTIONS: Before-tax assets, after-tax assets and assets resulting from Company matching contributions (Ford Stock
         Fund) are accumulated in annual "classes."

         Effective July 1, 1993, Company matching contributions vest 25 percent after 2 years of plan service and an additional 25 percent after the completion of each of the subsequent 3 years of plan service. Upon completion of 5 years of service, all assets attributable to Company matching contributions held in participants' accounts and all future contributions vest when made.

         Before-tax assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship.


3.   FORFEITURES:

     The Plan permits the Company to use the value of the units in the Ford Stock Fund forfeited from participants' accounts to pay certain plan administration expenses and, to the extent that these amounts are not used to pay such expenses, to reduce the Company's contributions to the Plan. To the extent that the forfeited amounts are not readily available to pay certain administrative expenses, the Company pays such expenses directly. For the periods January 1, 1995 through December 31, 1995 and January 1, 1994 through December 31, 1994, participant forfeitures amounted to approximately $35,000 and $24,000, respectively. The forfeitures have not been applied to the administrative expenses of the Plan. The costs of administering the Plan are being absorbed by Ford Credit.


4.   TAX STATUS:

     The Internal Revenue Service has determined and informed the Company by letter dated December 13, 1995, that the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter in order to comply with the stipulations of the determination.


5.   PLAN TERMINATION:

     The Plan was merged with the Ford SSIP on January 2, 1996. At that time, the Ford Credit Savings Plan assets were transferred to the Ford SSIP and the employees of Ford Credit began participating in the Ford SSIP subject to the terms of the Ford SSIP.

     Ford Motor Company, by action of the Board of Directors, may terminate the Ford SSIP at any time. Termination of the Ford SSIP would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the investments held in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon.


6.   ASSET VALUE PER FUND UNIT:

     The number of units, and the asset value per unit, in the Plan's investments at December 31, 1995 and 1994 are as follows:

                                   DECEMBER 31, 1995      DECEMBER 31, 1994
                                 ----------------------  --------------------
                                   NUMBER       ASSET      NUMBER     ASSET
                                     OF         VALUE        OF       VALUE
                                   UNITS       PER UNIT    UNITS     PER UNIT
                                 ----------    --------  ----------  --------
Ford Stock Fund                  13,184,924     $ 11.55  12,391,772   $ 11.14
Income Fund                      23,258,299        1.00  26,572,169      1.00
Magellan Fund                       344,753       85.98     286,997     66.80
Growth Company Fund                 520,949       36.29     414,361     27.26
Intermediate Bond Fund              762,576       10.41     658,817      9.83
Retirement Money Market          19,338,703        1.00  11,403,713      1.00
U.S. Equity Index Pool            1,156,096       16.49   1,182,063     11.98
Overseas Fund                        93,062       29.07      87,682     27.30
Contrafund                           99.928       38.02       -          -
Puritan Fund                         91,536       17.01       -          -
Asset Manager Fund                   34,378       15.85       -          -








                                      1111

FORD CREDIT SAVINGS PLAN
SCHEDULE I
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES as of December 31, 1995


                                                               (c)
                           (b)                      DESCRIPTION OF INVESTMENT,
                    IDENTITY OF ISSUER,              INCLUDING MATURITY DATE,                                    (e)
                     BORROWER, LESSOR              RATE OF INTEREST, COLLATERAL,                 (d)           CURRENT
 (a)                 OR SIMILAR PARTY                 PAR OR MATURITY VALUE                     COST            VALUE
- -----      ------------------------------------  --------------------------------------      ------------    ------------
           Income Funds:
             John Hancock Mutual Life Insurance   6/30/98 maturity, 8.07 percent             $ 11,659,291    $ 11,658,322
                                                  interest rate

             The Prudential Insurance Company of  6/30/97 maturity, 4.94 percent                4,247,839       4,247,839
                 America                          interest rate

             Lehman Government Securities, Inc.   7/1/96 maturity, 5.49 percent
                                                  interest rate                                 7,352,138       7,352,138

           Equity Funds:
  *          Fidelity Investments                 Ford Stock Fund, 13,184,924 shares          157,242,847     152,285,870
  *          Fidelity Investments                 Magellan Fund, 344,753 shares                26,118,344      29,641,895
  *          Fidelity Investments                 U.S. Equity Index Pool, 1,156,096 shares     13,576,957      19,064,021
  *          Fidelity Investments                 Growth Company Fund, 520,949 shares          16,328,830      18,905,218
  *          Fidelity Investments                 Overseas Fund, 93,062 shares                  2,650,130       2,705,308
  *          Fidelity Investments                 Puritan Fund, 91,536 shares                   1,487,069       1,557,022
  *          Fidelity Investments                 Contrafund, 99,928 shares                     3,708,297       3,799,253

           Bond Funds:
  *          Fidelity Investments                 Intermedite Bond Fund, 762,576 shares         8,035,312       7,938,416

           Cash equivalents:
  *          Fidelity Investments                 Retirement Money Market, 19,338,703 shares   19,338,703      19,338,703

           Asset Allocation Fund:
  *          Fidelity Investments                Asset Manager Fund, 34,378 shares                522,142         544,887

           Loans:
  *          Plan Participant                    Participant Loans, interest rates varying
                                                     from 6.0 to 9.0 percent.                         -         8,110,134


           Note: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York Stock Exchange Transactions listing as of the last trading day of 1995. Current values also include interest and dividends receivable.

*Denotes party-in-interest.

FORD CREDIT SAVINGS PLAN
SCHEDULE II
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1995


                                                                                                                           REALIZED
    IDENTITY OF                                                              PURCHASE       TOTAL     NUMBER OF   NUMBER     GAIN
   PARTY INVOLVED                DESCRIPTION OF ASSET                         PRICE         SALES     PURCHASES  OF SALES  OR (LOSS)
- --------------------      -------------------------------------------      ------------  -----------  ---------  --------  ---------

REPORTABLE CRITERION I:   Any single transaction within the plan year
                          that involves more than five percent of the
                          current value of plan assets

                          None

REPORTABLE CRITERION II:  Any series of transactions in other than securities within the plan year with or in conjunction with the same person that, when aggregated, involves more than five percent of current value of plan assets.

                          None

REPORTABLE CRITERION III: Any series of transactions within the plan year with respect to securities of the same issue that, when aggregated, involves more than five percent of the current value of plan assets

                          Fidelity Investments:
                             Magellan                                      $ 12,027,762  $ 7,004,703        252       249  $ 478,856
                             Retirement Money Market                         32,379,969   24,444,979        253       248      -
                             Ford Stock Fund                                 41,803,957   33,669,519        252       252  5,413,186

                          John Hancock Mutual Life Insurance Company
                             Investment Contract                             11,674,522       15,231         79        17      -

                          Prudential Insurance Company of America
                             Investment Contract                                376,261   11,397,990         11        10      -

REPORTABLE CRITERION IV:  Any transaction within the plan year with respect to securities with or in conjunction with the same person with whom any prior or subsequent single five percent security transaction within the plan year took place.

                          None

                                 EXHIBIT INDEX


                                                                  Sequential
                                                                  Page Number
Designation           Description                                 at Which Found

Exhibit 23       Consent of Coopers & Lybrand L.L.P.